UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-42851

China Automotive Systems, Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 1 Henglong Road, Yu Qiao Development Zone
Shashi District, Jing Zhou City, Hubei Province
The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Election to follow home country practices in lieu of certain Nasdaq corporate governance standards

China Automotive Systems, Inc. (Nasdaq: CAAS) (the “Company”), a Cayman Islands exempted company has informed The Nasdaq Stock Market LLC (“Nasdaq”) that it intends to follow certain Cayman Islands corporate governance practices in lieu of certain requirements of the listing rules of Nasdaq (the “Rules”) below:

1.	Nasdaq Marketplace Rule 5605(b)(1), which requires that the majority of the board of directors must be comprised of independent directors.

2.	Nasdaq Marketplace Rule 5605(b)(2), which requires that independent directors must have regularly scheduled meetings at which only independent directors are present.

3.	Nasdaq Marketplace Rule 5620(a), which requires that each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders within one year of the end of each of the company’s fiscal year.

4.	Nasdaq Marketplace Rule 5620(b), which requires that each company that is not a limited partnership shall solicit proxies and provide proxy statements for all meetings of shareholders and shall provide copies of such proxy solicitation to Nasdaq.

5.	Nasdaq Marketplace Rule 5635(a), which requires that shareholder approval is required prior to the issuance of securities in connection with the acquisition of the stock or assets of another company if: (1) where, due to the present or potential issuance of common stock, including shares issued pursuant to an earn-out provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash: (A) the common stock has or will have upon issuance voting power equal to or in excess of 20% of the voting power outstanding before the issuance of stock or securities convertible into or exercisable for common stock; or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities; or (2) any director, officer or substantial shareholder (as defined by Rule 5635(e)(3)) of the company has a 5% or greater interest (or such persons collectively have a 10% or greater interest), directly or indirectly, in the company or assets to be acquired or in the consideration to be paid in the transaction or series of related transactions and the present or potential issuance of common stock, or securities convertible into or exercisable for common stock, could result in an increase in outstanding common shares or voting power of 5% or more.

6.	Nasdaq Marketplace Rule 5635(b), which requires that shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the company.

7.	Nasdaq Marketplace Rule 5635(c), which requires that shareholder approval is required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants, except for: (1) warrants or rights issued generally to all security holders of the company or stock purchase plans available on equal terms to all security holders of the company (such as a typical dividend reinvestment plan); (2) tax qualified, non-discriminatory employee benefit plans (e.g., plans that meet the requirements of Section 401(a) or 423 of the Internal Revenue Code) or parallel nonqualified plans, provided such plans are approved by the company’s independent compensation committee or a majority of the company’s independent directors; or plans that merely provide a convenient way to purchase shares on the open market or from the company at Market Value; (3) plans or arrangements relating to an acquisition or merger as permitted under IM-5635-1; or (4) issuances to a person not previously an employee or director of the company, or following a bona fide period of non-employment, as an inducement material to the individual’s entering into employment with the company, provided such issuances are approved by either the company’s independent compensation committee or a majority of the company’s independent directors. Promptly following an issuance of any employment inducement grant in reliance on this exception, a company must disclose in a press release the material terms of the grant, including the recipient(s) of the grant and the number of shares involved.

8.	Nasdaq Marketplace Rule 5635(d), which requires that shareholder approval is required prior to a 20% Issuance at a price that is less than the Minimum Price. (A) “Minimum Price” means a price that is the lower of: (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement. (B) “20% Issuance” means a transaction, other than a public offering as defined in IM-5635-3, involving the sale, issuance or potential issuance by the Company of common stock (or securities convertible into or exercisable for common stock), which alone or together with sales by officers, directors or Substantial Shareholders of the Company, equals 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance.

9.	Nasdaq Marketplace Rule 5250(b)(3), which requires that companies must disclose all agreements and arrangements in accordance with this rule by no later than the date on which the company files or furnishes a proxy or information statement subject to Regulation 14A or 14C under the Securities Exchange Act of 1934 in connection with the company’s next shareholders’ meeting at which directors are elected (or, if they do not file proxy or information statements, no later than when the company files its next Form 10-K or Form 20-F).

10.	Nasdaq Marketplace Rule 5250(d), which requires among others that each company (including a limited partnership) shall make available to shareholders an annual report containing audited financial statements of the company and its subsidiaries (which, for example, may be on Form 10-K, 20-F, 40-F or N-CSR) within a reasonable period of time following the filing of the annual report with the Securities and Exchange Commission (the “SEC”); Nasdaq companies that distribute interim reports to shareholders should distribute such reports to both registered and beneficial shareholders; each company that is not a limited partnership and is subject to Rule 13a-13 under the Securities Exchange Act of 1934 shall make available copies of quarterly reports including statements of operating results to shareholders either prior to or as soon as practicable following the company’s filing of its Form 10-Q with the SEC; each company that is not a limited partnership and is not subject to Rule 13a-13 under the Securities Exchange Act of 1934 and that is required to file with the SEC, or other regulatory authority, interim reports relating primarily to operations and financial position, shall make available to shareholders reports which reflect the information contained in those interim reports.

The Company’s practices with regard to these requirements are not prohibited under any statutory legal provision of the Cayman Islands or the amended and restated memorandum and articles of association of the Company as currently in effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Automotive Systems, Inc.

Date: September 19, 2025	By:	/s/ Hanlin Chen
	Name:	Hanlin Chen
	Title:	Chairman

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